October 1, 2018

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Ms. Rebecca Marquigny

Re:                             The Arbitrage Funds (Registration No. 333-30470/811-09815)
Response to Examiner Comments on Post-Effective
Amendment No. 42

Dear:  Ms. Marquigny:

This letter responds to your comments provided via telephone on September 17, 2018 to Post-Effective Amendment No. 42 (“PEA No. 42”) to the Registration Statement on Form N-1A of The Arbitrage Funds (the “Registrant”) filed on August 1, 2018.  PEA No. 42 seeks to update disclosure concerning the contingent deferred sales charge on purchases of Class A Shares of The Arbitrage Event-Driven Fund and the Water Island Credit Opportunities Fund (formerly The Arbitrage Credit Opportunities Fund) by certain investors who may purchase such shares without a front-end sales charge and disclose a reduction in management fees, changes to expense limitation arrangements for the Water Island Credit Opportunities Fund (formerly, The Arbitrage Credit Opportunities Fund) and certain other related changes.

Staff Comments with respect to PEA No. 42 Generally

1.                                      Comment:                                     To the extent that comments apply to more than one series of the Registrant, apply such changes as appropriate to each affected series of the Registrant.

Response:                                        The Registrant agrees to apply any such changes as appropriate to each affected series of the Registrant.

Staff Comments with respect to the Prospectus of The Arbitrage Fund

2.                                      Comment:                                     The Fund’s Principal Investment Strategy states that “In attempting to achieve its investment objective, under normal market conditions the Fund will seek to invest at least 80% of its net assets in equity securities of companies (both U.S. and foreign) that are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.” Confirm whether 80% of net assets includes the amount of any borrowings for investment purposes. If so, consider revising this sentence.

Response:                                        The Registrant will revise the Principal Investment Strategy as follows: [new disclosure underlined] “In attempting to achieve its investment objective, under normal market conditions the Fund will seek to invest at least 80% of its net assets (including borrowings for investment purposes) in equity securities of companies (both U.S. and foreign) that are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.”

3.                                      Comment:                                     It is the policy of the staff that derivatives may be used to satisfy the 80% test on a Fund’s portfolio holdings (the “80% net asset test”) if they are valued using mark to market valuation and not notional value. Please confirm how the Fund values derivate instruments that are used to satisfy the 80% net asset test.

Response:                                        The Registrant confirms that derivatives will be used to satisfy the Fund’s 80% net asset test. The Registrant also confirms that derivatives used for this purpose will be valued using the mark-to-market value of its derivative investments on equity securities.

4.                                      Comment:                                     The Fund has a Principal Investment Strategy and Policy that states that “The Adviser expects the Fund’s assets to be invested across various industries; however, if for example, a large percentage (namely, at least 50%) of mergers taking place within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.” The Fund also includes a concentration risk as a primary risk of the Fund. Add corresponding Item 4 of Form N-1A disclosure that the Fund may concentrate in a particular industry.

Response:                                        The Registrant will add similar disclosure in response to Item 4 of Form N-1A. The Registrant will also add similar disclosure in response to Item 4 of Form N-1A and Concentration Risk to the Arbitrage Event Driven Fund and the Arbitrage Tactical Equity Fund.

5.                                      Comment:                                     Under Hedging Transaction Risk, confirm whether each Fund intends to use hedging transactions. If so, delete the words “if used” from the risk. If hedging transactions are not intended to be a principal investment strategy of a Fund remove this risk.

Response:                                        The Registrant will amend its disclosure to remove “if used” when describing hedging transactions.

A similar change will be made to The Arbitrage Event-Driven Fund, The Arbitrage Tactical Equity Fund and The Water Island Credit Opportunities Fund.

6.                                      Comment:                                     Confirm whether the waiver by the Adviser of the advisory fee paid by The Arbitrage Fund on The Arbitrage Fund’s assets that are invested in The Arbitrage Event-Driven Fund is a contractual waiver or a voluntary waiver and whether the waiver should be reflected in the Fund’s Fee Table under Item 3 of Form N-1A.

Response:                                        The Adviser confirms that this waiver is voluntary and should not be reflected in the Fund’s Fee Table.

Staff Comments with respect to the Prospectus of The Arbitrage Event-Driven Fund

7.                                      Comment:                                     In the footnote to the Fee Table that describes the Fee Waiver on total annual fund operating expenses clarify that the Fund may only make repayments to the Adviser if recoupment does not cause the Fund’s expense ratio, after recoupment is taken into account, to exceed the current expense cap or the expense cap in place at the time the amount was waived.

Response:                                        The Registrant states that “The Adviser may recoup any waived amount from the Fund pursuant to the agreement, if such recoupment does not cause the Fund to exceed expense limitations in effect at the time the amounts were waived and the recoupment is done within three years after the date of the expense waiver.” The Registrant believes that the existing disclosure is consistent with the Comment and therefore respectfully declines to further revise the disclosure.

The Registrant believes the similar disclosure for The Arbitrage Tactical Equity Fund and the Water Island Credit Opportunities Fund is also consistent with the Comment and therefore respectfully declines to further revise the disclosure.

8.                                      Comment:                                     The Fund includes ETF Risk as a principal risk of the Fund. There is, however, no corresponding disclosure in the Fund’s Principal Investment Strategies about investing in ETFs.

Response:                                        The Registrant will amend its disclosure to include investing in ETFs as a Principal Investment Strategy.

Similar changes will also be made to The Arbitrage Fund and The Water Island Credit Opportunities Fund.

Staff Comments with respect to Statement of Additional Information (“SAI”) of PEA No. 42

9.                                      Comment:                                     The Arbitrage Fund, The Arbitrage Event-Driven Fund and The Water Island Credit Opportunities Fund each has a fundamental investment policy that each will not concentrate its investments in any industry. Clarify why each Fund discloses in the

Prospectus that it may concentrate and each Fund includes Concentration Risk among its Principal Risks.

Response:                                        While The Arbitrage Fund, The Arbitrate Event-Driven Fund and The Water Island Credit Opportunities Fund each has a fundamental investment policy that each will not concentrate its investments in any industry, each Fund discloses in the Prospectus and the SAI that if a large percentage of investment opportunities are occurring within the U.S. are within one industry over a given period of time, a large portion of a Fund’s assets could be concentrated in that industry for that period of time. Moreover, Pursuant to Section 8(b)(1) of the 1940 Act, a Fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the Fund includes a statement in its prospectus indicating the extent to which the Fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975). The concentration policy of the Fund is based on factors outside of the control of the Fund and the Adviser; for example, the Fund may concentrate its assets during times when a large percentage (i.e., at least 50%) of investment opportunities occurring within the U.S. are within one industry.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link, Esq.
Brian F. Link, Esq.